                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.5)*
                                       of
                           Tweedy, Browne Company L.P.



                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                               TBK Partners, L.P.



                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                            Vanderbilt Partners, L.P.




                    Under the Securities Exchange Act of 1934
                              DUPLEX PRODUCTS INC.
                                (Name of Issuer)




                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    266093103
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  May 22, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No. 266093103              SCHEDULE 13D   Page          of         Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                              Tweedy, Browne Company L.P. ("TBC")
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

                          00
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

                         Delaware
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power TBC has sole voting power with
                               respect to 357,635 shares held in certain TBC
                               accounts (as hereinafter defined). Additionally,
                               certain of the general partners of TBC may be
                               deemed to have sole power to vote certain shares
  Number of                    as more fully set forth herein.
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each                       0 shares
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                               0 shares, except that certain of the general
                               partners of TBC may be deemed to have sole power to dispose of certain shares as more fully set forth herein.
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                               370,055 shares held in accounts of TBC (as
                               hereinafter defined).
          ---------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          370,055 shares
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

          4.91%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

          BD, IA & PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 266093103               SCHEDULE 13D   Page          of         Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                           TBK Partners, L.P. ("TBK")
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                         WC and BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                         Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

                               0 shares
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares
 Beneficially                  0 shares
  Owned by             --------------------------------------------------------
    Each               (9)     Sole Dispositive Power
  Reporting
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                               0 shares
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                               0 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)

                               0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 266093103              SCHEDULE 13D   Page          of         Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                          Vanderbilt Partners, L.P. ("Vanderbilt")
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

                     WC and BK
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                     Delaware
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          ---------------------------------------------------------------------
                       (7)     Sole Voting Power

                               0 Shares
  Number of            --------------------------------------------------------
   Shares              (8)     Shared Voting Power
 Beneficially
   Owned by                    0 Shares
     Each              --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                               0 Shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                               0 Shares
          ---------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          0 Shares
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

          0%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

                           PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The persons filing this Amendment No. 5 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 5 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated December 21, 1993 (the "Statement"). The filing of this Amendment No. 5 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         This Amendment No. 5 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Duplex Products Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 5, is a company organized under the laws of Delaware, with its principal executive offices located at 1947 Bethany Road, Sycamore, Illinois 60178.

         This Amendment No. 5 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 5 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Common Stock pursuant to a tender offer by Delaware Acquisition Company, a wholly owned subsidiary of Reynolds ("Reynolds") to purchase all outstanding shares of the Company's Common Stock for $12.00 per share (the "Tender Offer").

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 370,055 shares of Common Stock, which constitutes approximately 4.91% of the 7,543,278 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As a result of the disposition of 20,000 shares of Common Stock pursuant to the Tender Offer, TBK does not beneficially own any shares of Common Stock.

         As a result of the disposition of 12,300 shares of Common Stock pursuant to the Tender Offer, Vanderbilt does not benefically own any shares of Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 370,055 shares, which constitutes approximately 4.91% of the 7,543,278 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 370,055 shares, which constitutes approximately 4.91% of the 7,543,278 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 7,543,278 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 370,055 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 357,635 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 357,635 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) Pursuant to the Tender Offer, on May 21, 1996, TBK and Vanderbilt tendered 20,000 shares of Common Stock and 12,300 shares of Common Stock, respectively, for $12.00 per share. On May 21 and May 22, 1996, certain TBC Accounts tendered 134,073 shares of Common Stock and 91,400 shares of Common Stock, respectively, pursuant to the Tender Offer for $12.00 per share. As set forth more fully in Item 4 of Amendment No 4 to the Statement, TBC has instructed the various custodians of the remaining 370,055 shares of Common Stock held for the benefit of certain TBC Accounts to tender such shares.

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on May 21, 1996. TBC ceased to be the beneficial owner of more than 5% of Common Stock on May 22, 1996.

                                    SIGNATURE

         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                TWEEDY, BROWNE COMPANY L.P.



                                                By
                                                    ----------------------------
                                                    John D. Spears
                                                    General Partner



                                                TBK PARTNERS, L.P.



                                                By
                                                    ----------------------------
                                                    John D. Spears
                                                    General Partner



                                                VANDERBILT PARTNERS, L.P.



                                                By
                                                    ----------------------------
                                                    John D. Spears
                                                    General Partner



Dated: June 5, 1996